FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA SIGNS US$25 MILLION CONTRACT FOR BUILDING THE FOUNDATIONS OF THE ‘FAROS DE PANAMA’ COMPLEX

•    The mixed-use complex in Panama City, Panama will be the tallest building in Latin America

Mexico City, October 1, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the signing of a US$25 million contract with Hogalia Panamá Co. Inc., the Panamanian subsidiary of Spanish developer Grupo Mall, for the construction of the foundations for the Faros de Panamá mixed-use complex. With 84 stories and a height of 346 meters (1,135 feet), it will be the tallest building in Latin America.

The fixed price contract for the construction of the foundations will be executed over six months. The foundations will have a depth of up to seven meters, and will require 6,900 tons of reinforced steel and 71,000 cubic meters of concrete, circumscribed by screen-type walls. The foundations will support a 84 story, 346m central tower with apartments and a five-star hotel, and two 73 story, 290m apartment towers. The 500,000 square meter complex will also include a casino, shopping mall, parking, and other facilities. Grupo Mall will use the latest bioclimatic technology in the development of this residential complex, with an emphasis on the design and application of sustainable energy technologies, using local materials, and adapting to the climate and reducing the building’s environmental impact.

Jorge Aguirre Quintana, ICA’s Vice President for civil construction, noted, “We are very proud to participate with Group Mall in the construction of this landmark project. I am confident that ICA’s experience in urban construction and specialized foundation works will contribute to the success of this project.”

This press release report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Grupo Mall is a solid Spanish company which stands out for its capacity to undertake singular real-estate developments. This has allowed Mall Group to define its position as a reference company in this sector. Here, it has acquired its own place thanks to the unique projects located in preferential areas and which features such as design, excellence, sustainability and distinguishing elements are the keynote. www.mall.es

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1 , 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer